

December 21, 2023

D. Shawn Jordan
Chief Financial Officer
First Community Corporation
5455 Sunset Boulevard
Lexington, SC 29072

   Re: First Community Corporation
    Form 10-K for Fiscal Year Ended December 31, 2022
    Form 8-K filed October 18, 2023
    Response dated November 20, 2023
    File No. 000-28344

Dear D. Shawn Jordan:

 We have reviewed your November 20, 2023 response to our comment letter and have the following comment.

 Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2023 letter.

Form 8-K filed October 18, 2023

Exhibit 99.1

1. We note your response to prior comment 1. Your presentation of tangible common equity per common share excluding accumulated other comprehensive loss and tangible common equity to tangible assets excluding accumulated other comprehensive loss represents individually tailored accounting measures given that the adjustment to exclude accumulated other comprehensive loss has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

　　　　Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance